UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16

Under the Securities Exchange Act of 1934

For the Month of March 2019

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 7535825, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd.

This Form 6-K, excluding the exhibit, is hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished.

  BOS Announces Definitive Agreement to Purchase the Assets of Imdecol Ltd.

On March 19, 2019 the Company signed a definitive agreement to purchase the assets of Imdecol Ltd., a global integrator and manufacturer of automatic and robotic systems that enhance the productivity of production lines. The transaction is expected to close by June 1, 2019.

The purchase price of Imdecol’s business is based on a multiple of four times the average annual operating profit of Imdecol’s business for the years 2017, 2018, 2019 and for the 12 months ended June 30, 2020.

The purchase price consists of a combination of cash and ordinary shares of BOS, payable as follows:

•	NIS 1 million (approximately $280,000) was paid to Imdecol upon signing the definitive agreement. This amount was extended initially as a bridge loan, which bears interest at 10% per annum and is secured by a first degree fixed pledge and charge on the shares of the shareholders of Imdecol. At closing, the loan shall be applied towards the purchase price. The loan shall become due and payable if closing is not effected by August 31, 2019.

•	An additional NIS 4.5 million (approximately $1.25 million) shall be paid to Imdecol at closing.

•	NIS 1.5 million (approximately $417,000) shall be paid to Imdecol no later than August 2020, by way of issuance of BOS’s ordinary shares. The value of the ordinary shares will be determined according to their market price prior to issuance and the shares will be subject to a lock-up period until June 2022.

•	An additional amount in cash may be paid by August 2020, based on the performance of the Imdecol business through June 2020.

In addition, BOS will acquire Imdecol’s inventory at its book value on the closing date, which is estimated at NIS 2.6 million (approximately $720,000). BOS will pay an advance of NIS 1.5 million (approximately $417,000) upon closing and the balance will be paid on an ongoing basis as the inventory is consumed. The cash portion of the acquisition price will be financed mainly through a combination of commercial bank loans and internal cash resources.

Attached hereto is the following exhibit:

99.1	BOS Announces Definitive Agreement to Purchase the Assets of Imdecol Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

Dated: March 20, 2019	By:	/s/ Eyal Cohen
Eyal Cohen
Co-Chief Executive Officer and Chief Financial Officer

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